[DESCRIPTION]   DE-REGISTRATION OF SHARES OF REGISTRANT'S COMMON STOCK

                 Securities Act of 1933 File No.  33-73384


                      Securities And Exchange Commission
                            Washington, D.C.  20549


                                 Form N-2

        [X]  Registration Statement Under The Securities Act Of 1933
        [ ]  Pre-Effective Amendment No.
        [X]  Post-Effective Amendment No.  4


                 Dimensional Emerging Markets Fund Inc.
             (Exact Name of Registrant as Specified in Charter)

                       1299 Ocean Avenue, 11th Floor
                      Santa Monica, California 90401
                  (Address of Principal Executive Office)

                               (310) 395-8005
             (Registrant's Telephone Number, including Area Code)


                               Irene R. Diamant
                         Dimensional Fund Advisors Inc.
                          1299 Ocean Avenue, 11th Floor
                         Santa Monica, California 90401
                     (Name and Address of Agent for Service)



     It is proposed that this filing will become effective

         [X]  when declared effective pursuant to Section 8(c).


     This Post-Effective Amendment to the Registration Statement under the Securities Act of 1933 is being filed for the sole purpose of deregistering 10,539,719 shares of the Registrant's common stock, par value $.01 per share.

     The purpose of this Post-Effective Amendment is to remove from registration 10,539,719 shares of the Registrant's common stock, par value $.01 per share, which remain unsold at the termination of the offering of such registered shares.



                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, and the State of California on the 24th day of November, 1997.

                       Dimensional Emerging Markets Fund Inc.

                       By:   David G. Booth*
                             David G. Booth
                             President

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


     Signature                    Title                     Date
     David G. Booth*              Director, President and   November 24, 1997
     David G. Booth               Chairman-Chief Executive
                                  Officer

     Rex A. Sinquefield*          Director, Chairman-Chief  November 24, 1997
     Rex A. Sinquefield           Investment Officer

     George M. Constantinides*    Director                  November 24, 1997
     George M. Constantinides

     John P. Gould*               Director                  November 24, 1997
     John P. Gould

     Roger G. Ibbotson*           Director                  November 24, 1997
     Roger G. Ibbotson

     Merton M. Miller*            Director                  November 24, 1997
     Merton M. Miller

     Myron S. Scholes*            Director                  November 24, 1997
     Myron S. Scholes

     Michael T. Scardina*         Vice President,           November 24, 1997
     Michael T. Scardina          Chief Financial
                                  Officer and Controller

      *By: Irene R. Diamant
           Irene R. Diamant

           Attorney-in-Fact (Pursuant to a Power-of-Attorney filed with this Post-Effective Amendment.)


               DIMENSIONAL EMERGING MARKETS FUND INC.

                        POWER OF ATTORNEY

     The undersigned officers and directors of DIMENSIONAL EMERGING MARKETS FUND INC. (the "Fund") hereby appoint DAVID G. BOOTH, REX
A. SINQUEFIELD, MICHAEL T. SCARDINA, IRENE R. DIAMANT, CATHERINE L. NEWELL and STEPHEN W. KLINE, ESQUIRE (with full power to any one of them to act) as attorney-in-fact and agent, in all capacities, to execute, and to file any of the documents referred to below relating to the Fund's Registration Statement, including any and all amendments thereto, covering the registration of the Fund as an investment company, including all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority, including applications for exemptive order rulings. Each of the undersigned grants to each of said attorneys full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as he could do if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

     The undersigned officers and directors hereby execute this Power of Attorney as of this 18th day of July, 1997.


      David G. Booth                     Rex A. Sinquefield
      David G. Booth,                    Rex A. Sinquefield, Chairman-
      Chairman-Chief Executive           Chief Investment Officer and
      Officer, President and             Director
      Director

      George M. Constantinides           John P. Gould
      George M. Constantinides,          John P. Gould, Director
      Director

      Roger G. Ibbotson                  Merton H. Miller
      Roger G. Ibbotson, Director        Merton H. Miller, Director

      Myron S. Scholes                   Michael T. Scardina
      Myron S. Scholes, Director         Michael T. Scardina, Chief
                                         Financial Officer, Treasurer
                                         and Vice President


                    CERTIFICATE OF SECRETARY


     I, Irene R. Diamant, certify that I am the Secretary of
Dimensional Emerging Markets Fund Inc. ("DEM").

     As Secretary of DEM, I further certify that the following resolution was adopted by a majority of Directors of DEM.

          RESOLVED, that the Powers of Attorney
          presented to this meeting in respect of
          DFAITC, DFAIDG, DIG and DEM are hereby
          approved.

     I declare under penalty of perjury that the matters set forth in this certificate are true and correct of my own knowledge.


                              Irene R. Diamant
                              Irene R. Diamant
                              Secretary


Dated:  October 29, 1997